SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8615 JKEAN@SIDLEY.COM

March 8, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Bellacicco and Ken Ellington, Division of Investment Management

Re:	Popular High Grade Fixed-Income Fund, Inc.
(1933 Act File No. 333-259158 / 1940 Act File No. 811-23697)

Dear Messrs. Bellacicco and Ellington:

On behalf of the Popular High Grade Fixed-Income Fund, Inc. (the “Fund”), below please find our responses to comments (the “Comments”) received from you (the “Staff”) on December 9, 2021, December 15, 2021 and December 21, 2021 on the Fund’s draft registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on November 29, 2021 and contained a Prospectus relating to the issuance of shares (the “Shares”) of the Fund, as well as a Statement of Additional Information relating to the Fund.

We have discussed your Comments with representatives of the Fund. Pursuant to your instructions, we are transmitting our responses to the Comments in the form of this response letter (the “Response Letter”) concurrently with a filing of the Registration Statement, including exhibits (the “Filing”), which Filing reflects our responses.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

PROSPECTUS

PORTFOLIO TURNOVER (PAGE 2)

1.	Comment: Please confirm that portfolio turnover during the most recent fiscal year was 0%.

Response: The Fund supplementally confirms that portfolio turnover during the past fiscal year was 0%.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

PERFORMANCE INFORMATION (PAGE 7)

2.	Comment: Please update the Performance Information to reflect the Fund’s returns for 2021, when applicable.

Response: The Fund has provided the updated performance information for 2021 in the Filing.

TAX INFORMATION (PAGE 8)

3.	Comment: The Staff notes that the disclosure is as set forth below. Please consider clarifying what is meant by “more likely than not” in those two instances.

“It is more likely than not that Puerto Rico corporations not engaged in a U.S. trade or business for U.S. federal income tax purposes are not expected to be subject to U.S. taxation on dividends received from the Fund and it is more likely than not that dividends received or accrued by a Puerto Rico corporate investor that is engaged in a U.S. trade or business are expected to be subject to U.S. federal income tax only if such dividends are effectively connected to its U.S. trade or business. See the section entitled “Taxation—United States Taxation of Qualifying Investors.”

Response: Including such language was aimed at describing the Fund’s comfort level with respect to the impact of the uncertainty as to the activities that may cause the Fund to be engaged in a U.S. trade or business for U.S. federal income tax purposes. However, upon further review, the Fund will remove the “more likely than not” qualifier in each place where it appears.

MORE INFORMATION ABOUT THE FUND - INVESTMENT PROCESS (PAGE 10)

4.	Comment: Please consider moving this section under the Investment Strategies of the Fund heading as it seems more appropriate to be included there.

Response: “Investment Process” has been moved under “Investment Strategies” in the Filing.

MANAGEMENT OF THE FUND – INVESTMENT ADVISER (PAGE 26)

5.	Comment: The Staff notes that the disclosure is as set forth below. Please explain what is meant by co-investment adviser. The Staff may have additional comments depending upon your response.

“The Adviser currently acts as investment adviser or co-investment adviser to several other Puerto Rico investment companies . . .”

Response: The references to “co-investment adviser” refer to situations where the Adviser as such serves as one of two investment advisers (not as a sub-adviser) for an investment company.

6.	Comment: Please confirm that the investment advisory agreement referenced in the same paragraph will conform with Section 15 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund supplementally confirms that the referenced investment advisory agreement will conform with Section 15 of the 1940 Act.

TAXATION (PAGES 30-36)

7.	Comment: If the disclosure here assumes that the Fund invests at least 67% of its total assets in Puerto Rico or receives a waiver from such requirement, please disclose.

Response: The referenced disclosure does not assume that the Fund invests at least 67% of its total assets in Puerto Rico. In the past, the Fund qualified as an investment company for purposes of the Puerto Rico Internal Revenue Code because it was registered under the Puerto Rico Investment Companies Act of 1954, as amended. The Fund qualifies as an investment company for purposes of the Puerto Rico Internal Revenue Code pursuant to AD No. 19-04 issued by the Puerto Rico Treasury Department, which provides that investment companies organized in Puerto Rico which are registered under the 1940 Act will be deemed investment companies for purposes of the Puerto Rico Internal Revenue Code.

TAXATION-UNITED STATES TAXATION OF THE FUND (PAGES 33-36)

8.	Comment: Please consider disclosing potential tax consequences to U.S. Investors (i.e., non-Puerto Rico residents).

Response: The tax consequences to U.S. Investors has been included in the above-mentioned section of the Filing.

STATEMENT OF ADDITIONAL INFORMATION

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS-COMPENSATION OF DIRECTORS (PAGE I-21)

9.	Comment: Please separate the Director compensation tables based on fiscal year end.

Response: The section has been revised to reflect separate Director compensation tables based on fiscal year end.

INFORMATION REGARDING THE PORTFOLIO MANAGERS (PAGE I-22)

10.	Comment: Please provide the information regarding the portfolio managers as of the most recent fiscal year end for each Fund.

Response: The Filing is the Fund’s initial registration statement and the Fund has accordingly provided the information regarding the portfolio managers as of the most recent practicable date pursuant to the plain meaning of the Instructions to Item 20.

AUDITING SERVICES (PAGE I-25)

11.	Comment: Please provide the complete address for the independent registered public accounting firm.

Response: This section has been revised to disclose the complete address for the independent registered public accounting firm.

12.	Comment: Please consider defining “Independent Auditor” in this section

Response: The disclosure has been revised to define “Independent Auditor.”

MANAGEMENT, ADVISORY AND OTHER SERVICE ARRANGEMENTS – DISTRIBUTOR (PAGE I-26)

13.	Comment: Please consider disclosing in this section the information regarding distribution of securities as required by Item 25(b).

Response: This section has been revised to disclose this information.

PORTFOLIO TRANSACTIONS AND BROKERAGE-BROKERAGE COMMISSIONS (PAGE I-31)

14.	Comment: The Staff notes that this section references the Total Return Fund and the High Grade Fund. Please add disclosure relating to the Income Plus Fund.

Response: This section has been revised to clarify that it includes information on the Income Plus Fund as well.

FINANCIAL STATEMENTS (I-39)

15.	Comment: Please add a hyperlink to the reference to the Fund’s most recent N-CSR filing.

Response: The requested hyperlink has been added.

ACCOUNTING COMMENTS

16.

Comment: The Staff notes that the Fee Table includes disclosure regarding estimated extraordinary expenses associated with the Fund’s registration under the 1940 Act. Please provide additional information supplementally about these estimated expenses and how the Fund determined these expenses to be extraordinary.

Response: The Fund has determined that these expenses are extraordinary due to their unusual nature and the expected infrequency of occurrence. These expenses are unrelated to the ordinary and typical activities of the Fund and are not reasonably expected to recur in the foreseeable future.

17.

Comment: Please consider including in the Fund’s Fee Table a footnote disclosing that Other Expenses are based on estimated amounts for the current fiscal year as required by Instruction 6(a) to Item 3 of Form N-1A.

Response: The Fund respectfully submits that the referenced Instruction is not applicable in this instance. The Fund was operational prior to registration and the Fund’s Other Expenses are based on actual Other Expenses and are not based on estimated amounts for the current fiscal year.

18.	Comments: Please provide supplementally the Fund’s calculations for the Expense Examples or revise the amounts in the Expense Examples.

Response: The Fund’s calculations for the Expense Examples were provided to the Staff on March 8, 2022.

19.

Comment: Please include a consent for the financial statements of any fund that are incorporated by reference into the filing or remove the language in the SAI that incorporates by reference the financial statements of the additional funds.

Response: The Fund has removed the references to the financial statements of the other funds.

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Please do not hesitate to contact the undersigned (212-839-8615) with any comments or questions you might have.

Very truly yours,

/s/ Jesse C. Kean
Jesse C. Kean

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